21002623

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 03 2021
Washington, DC 406

SEC FILE NUMBER
8-69571

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARCTIC SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE ROCKEFELLER PLAZA-SUITE 1706
(No. and Street)

NEW YORK	NY	10124
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES B AHLFELD 212-739-0622
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM, LLP
(Name – *if individual, state last, first, middle name*)

805 THIRD AVE	NEW YORK	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Public

OATH OR AFFIRMATION

I, AUDUN HOEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARCTIC SECURITIES LLC, as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RICARDO SEIDNER
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 1/25/2024

I attest that **this document was signed by** Audun Hoen. **before me.**

Notary Public

Signature

CCO-CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

RBSM LLP

Accountants & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's and Board of Directors of
Arctic Securities LLC
New York, NY

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Arctic Securities LLC (the "Company"), as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

RBSM LLP

We have served as the Company's auditor since 2017.

New York, NY
March 1, 2021

Arctic Securities LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

ASSETS:		
Cash and Cash Equivalents	$	708,375
Cash-segregated in compliance with federal regulations		50,000
Restricted Cash-Clearing Account		250,000
Due from Clearing Broker		36,643
Accounts Receivable - Related Party		1,324,500
Due from Employee		16,595
Prepaid Expenses and Other assets		41,903
Operating Lease Right-of-Use Assets,net		15,877
Deferred Compensation-Bonus, net		120,139
Office Equipment and Leasehold,net		30,704
Rent Security Deposits		2,993
TOTAL ASSETS	$	2,597,729

LIABILITIES AND MEMBER'S DEFICIT

LIABILITIES:		
Accounts Payable and Accrued Expenses	$	52,698
Accrued Compensation		450,000
PPP Loan		353,900
Operating Lease Liabilities		20,926
Deferred Rent		17,111
TOTAL LIABILITIES		894,635
Subordinated Loans and Accrued Interest		6,490,820
MEMBER'S DEFICIT		
Member's Deficit		(4,787,726)
TOTAL MEMBER'S DEFICIT		(4,787,726)
TOTAL LIABILITIES AND MEMBER'S DEFICIT	$	2,597,729

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS

Arctic Securities LLC (the "Company") is a Delaware limited liability company and a wholly owned subsidiary of Arctic Securities Holdings AS (the "Holding Company"). In turn, the Holding Company is a wholly owned subsidiary of Arctic Securities AS, (the "Parent") which is a brokerage firm located in Norway. The Company was approved as a registered broker-dealer on August 3, 2015 and its principal place of business is located in New York, NY. The Company operates under the provisions of paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule.

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC). The Company primarily services institutional clients in equities and fixed income transactions and provides investment banking services. It also conducts business as a broker dealer for US institutional investors and foreign institutional investors, as defined in Rule 15a-6, transmitting orders in foreign equity securities to its Parent.

The Company receives its funding from the Parent in the form of subordinated debt and capital contributions on an as needed basis for purposes of ensuring compliance for regulatory purposes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Cash and Cash Equivalents

The Company maintains cash balances at one financial institution. These accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on its cash.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	December 31, 2020
Cash and cash equivalents	$708,375
Cash – segregated in compliance with federal regulations	50,000
Restricted cash - clearing account	250,000
Cash, cash equivalents, restricted cash – clearing account, and cash-segregated in compliance with federal regulations	$1,008,375

(b) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, prepaid expenses, accounts receivable, other receivables, accounts payable and accrued expenses approximate their fair values based on their contracted values and the short-term maturity of these instruments.

The Company utilizes the methods of fair value measurement as described in ASC 820 to value its financial assets and liabilities. As defined in ASC 820, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy That prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

(d) Concentration Risk and Credit Risk

Activity conducted in foreign countries subjects the Company to unpredictable changes or disruptions due to economic, political, or legal issues. In the normal course of business, the Company's securities activities involve the execution and settlement of various securities transactions for customers. These activities may expose the Company to risk in the event customers are unable to fulfill their contractual obligations. The Company continuously monitors the credit-worthiness of customers.

(e) Allowance for Doubtful Accounts

The Company records an allowance for doubtful accounts based on management's estimate of collectability of such receivables outstanding. As of December 31, 2020, management believes such receivables are fully collectible. In 2020, the Company wrote off a $10,000 loan to a former employee.

(f) Office Equipment, Furniture and Leasehold

Equipment is carried at cost. Amounts incurred for repairs and maintenance are charged to operations in the period incurred. Depreciation is calculated on a straight-line basis over its useful life of five to seven years. Accumulated depreciation is $214,494 as of December 31, 2020. Depreciation expense for 2020 was $38,067.

Computer Equipment	$153,424
Office Furniture	73,490
Leasehold Improvement	13,018
Software	5,266
Accumulated Depreciation	(214,494)
	$30,704

(g) Deferred Rent

The Company recognized the benefit of free rent periods as deferred rent and amortized the benefit on a straight-line basis, over the life of the lease.

(h) Operating leases – Right of Use

The Company adopted ASU 2016-02, effective January 1, 2019. The new FASB standard "ASC 842" related to leases in increase transparency and comparability among organizations by requiring the recognition of right of use (ROU) assets and liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by the Company for those leases classified as operating leases under current U.S. GAAP. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The standard became effective for the Company on January 1, 2019. The standard had a material impact on our balance sheet, but did not have a material impact on our income statement of cash flows. The Company adopted ASC 842 on a modified retrospective approach at the effective date. In addition, the Company elected the package of practical expedients permitted under ASC 842, which allowed the Company to (i) not reassess whether any expired or existing contracts contain leases, (ii) not reassess the lease classification for any expired or existing leases and (iii) not reassess the initial direct costs for existing leases.

(i) Share Based Compensation

The Company provides certain incentive compensation awards to its employees in the form of options to purchase shares in the Parent company, (Share Options). The Company accounts for the Share Options in accordance with the provisions of the Accounting Standards Codification Topic 718, whereby the cost of such awards are measured based on the fair value of the equity or liability instrument issued on the grant date using a Black-Scholes based option pricing model. The Black Scholes model fair value computation of these stock options utilized the assumptions of expected terms ranging from .2 to 2.2 years, range of risk free rate of return of 2.5% to 2.6% and volatility percentages ranging from 20% to 100%. All of such stock options are fully vested, exercisable, and are being amortized over the expected term of such stock options, since these options were issued to the employees. The intrinsic value as of December 31, 2020 for these remaining options is $12,821. At December 31, 2020, Share Options activity (in Units) are as follows:

		Weighted Average	
	Granted	Exercise Price	Remaining Contractual Term
Share Options December 31, 2019	500	NOK 880	1.5 years
Granted	-	-	-
Expired	-	-	-
Exercised	-	-	-
Share Options December 31, 2020	500	NOK 880	.5 years

(j) Deferred Compensation

The Company paid sign on bonuses to certain key employees. In accordance with Accounting Standards Codification Topic 710, such amounts are recorded as part of deferred compensation and amortized over the contract period, which is three years.

Deferred Compensation	$1,240,000
Accumulated Amortization	(1,119,861)
	$ 120,139

Amortization expense for the next three years will be as follows:

Years ending December 31,	
2021	95,833
2022	24,306
	$ 120,139

(k) Recently Issued Accounting Pronouncements

All recently issued accounting standards and pronouncements by the Financial Accounting Standards Board, Public Company Accounting Oversight Board, Securities and Exchange Commission and the American Institute of Public Accountants, but not yet effective did not or are not believed by management, to have a material impact on the Company's present or future financial statements.

NOTE 3 – RESTRICTED CASH, RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

The Company has a fully disclosed clearing agreement with Mirae Asset Securities (USA) Inc. to clear and settle transactions in U.S. and international equities, ADR's and fixed income securities. The commission receivable from the broker consists of commissions earned net of execution charges and amounts payable for securities traded on behalf of customers.

Amounts held at clearing broker at December 31, 2020 consists of the following:

Deposit at clearing broker	$250,000
Fees and commissions receivable	36,643
	$286,643

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company's net capital of $665,175 which was $415,175 in excess of its required net capital of $250,000. The Company's net capital ratio of aggregate indebtedness to net capital was .89 to 1.

NOTE 5 – CASH - SEGREGATED IN COMPLIANCE WITH FEDERAL REGULATIONS

Pursuant to its current status as a broker dealer with FINRA, the Company is required to maintain such funds for regulating purposes relating to maintaining cash in a segregated reserve account for the exclusive benefit of its clients.

NOTE 6 – OPERATING LEASES, RIGHT-OF-USE ASSETS AND LIABILITIES

The Company leases office space and equipment used in connection with its operations under various operating leases.

ROU assets represent the Company's right to use the underlying asset for the lease term and lease liabilities represent the net present value of the Company's lease obligation to make payment arising from the leases. The operating lease liabilities are based on the present value of fixed lease payments over the lease term using the implicit lease interest rate or, when unknown, the Company's incremental borrowing rate on the lease commence date or January 1, 2019 for leases that commenced prior to that date. Operating lease expense is recognized on a straight-line basis over the term of the lease.

The rate implicit in each lease is not readily determinable and we therefore used our incremental borrowing rate to determine the present value of the lease payments. The weighted average incremental borrowing rate used to determine the initial value of the right of use assets and lease liabilities was 5%.

As of December 31, 2020, we had operating lease right of use assets of $40,826 less accumulated depreciation of $24,949 and operating lease liabilities of $20,926.

Future minimum lease payments under these leases are as follows:

Year ended December 31, 2021	$		21,320
Total undiscounted future non-cancellable minimum lease payments			21,320
Less – imputed interest			394
Present value of lease liabilities		$	20,926
Weighted average lease term in years			.6

NOTE 7 – RELATED PARTY TRANSACTIONS

During 2020, the Parent contributed $200,000 to capital.

The Company has certain transactions with its Parent. Had the Company transacted as an unaffiliated entity, the financial position and results of operations could differ from those reflected herein. The Company is due $1,254,515 by the Parent as of December 31, 2020.

NOTE 8 – PPP LOAN

The Company secured a PPP (Paycheck Protection Program) loan in May 2020, in the amount of $353,900, from the SBA. Initial loan terms were an interest rate of 1% with payment in full by May 2022. The Company expects this loan to turn into a grant and be forgiven by the SBA terms of the PPP. As of December 31, 2020 the Company has not yet applied for forgiveness of this obligation.

NOTE 9 – COMMITMENT AND CONTINGENCIES

The Company was obligated under an operating lease for office space in NYC, NY which expired August 31, 2020. In October 2020, the Company entered into a new lease agreement for the NYC office commencing November 1, 2020. The term of this lease is for twelve months and includes certain lease incentives. Monthly rent is $23,450.

During 2020 the Holding Company maintained an irrevocable letter of credit of $164,268 on behalf of the Company in connection with the security deposit required under the office lease. With the signing of the new lease the letter of credit was reduced to $123,201 and expires on January 30, 2022.

On February 1, 2020, the Company entered into an office lease in Houston, Texas, which expires July 31, 2021.

NOTE 10 – SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2020, are listed as follows:

Subordinated note, 5%, due February 16, 2021	$3,000,000
Subordinated note, 5%, due February 3, 2022	2,500,000
	$5,500,000

The subordinated borrowings are with related parties and had an initial term of three years. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. As of December 31, 2020, there was $990,820 of accrued interest due on these subordinated borrowings.

The Company's subordinated note of $3,000,000 matures on February 16, 2021. The Company elected the automatic maturity date rollover, as a result this note now matures on February 15, 2023.

NOTE 11 – INCOME TAXES

As a single member limited liability company, the Company has elected to be treated as a C Corporation for federal and state income tax purposes.

Management's judgement is required in evaluating items that factor into determining tax provisions. Management believes its tax provisions reflected in the financial statement are fully supportable.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets are measured using enacted tax rates expected to be recovered or settled. The Company has a Net Operating Loss (NOL) carryforward of $8.8 million. The deferred tax asset comprised of net operating losses and temporary timing differences aggregates to $2.1 million, which had a nominal increase over the previous year. The NOL's are available for use against future federal, state and city taxes and will expire in the year 2036 to 2040. The Company's federal and state income tax returns for the years 2018, 2019 and 2020 remain open for audit by applicable regulatory authority.

The Company believes it is more likely than not that the deferred tax asset will not be realized, accordingly, the Company has recorded a full valuation allowance.

NOTE 12 – DEFINED CONTRIBUTION 401(K) PLAN

The Company formed a 401(K) plan whereby a voluntary and discretionary contribution by both the Company and its employees can be made. The Company contributed $36,700 during 2020.

NOTE 13 – MEMBER'S DEFICIT

As of December 31, 2020, there were 360,000 units issued and outstanding at an aggregate value of $3,600,000.

NOTE 14 – INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

NOTE 15 – SUBSEQUENT EVENTS

The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements.

The financial statement considered events through March 1, 2021, the date on which the financial statement was available to be issued.